Filed Pursuant to Rule 433
Issuer Free Writing Prospectus Dated March 22, 2010
Relating to Preliminary Prospectus Dated March 10, 2010
Registration Statement No. 333-164380

First Interstate BancSystem, Inc.

Issued: March 22, 2010

This free writing prospectus relates to the initial public offering of Class A common stock by First Interstate BancSystem, Inc., and should be read together with the preliminary prospectus dated March 10, 2010 relating to this offering (the “Preliminary Prospectus”), included in Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-164380). To review a filed copy of the current registration statement and preliminary prospectus, click the following link (or if such address has changed, by reviewing our filings on the SEC website at http://www.sec.gov):

http://www.sec.gov/Archi-ves/edgar/data/860413/000095012310023119/c55325a2sv1za.htm

Our central index key, or CIK, on the SEC website is 0000860413.

The following information supplements and updates the information contained in the Preliminary Prospectus:

RECENT DEVELOPMENTS — FIRST QUARTER OUTLOOK

As we near the end of the first quarter of 2010, we have elected to present below our current expectations of results of operations for the quarter.

For the quarter ending March 31, 2010, we estimate that our net income available to common stockholders will be between approximately $10.0 million and $10.6 million. Net income is primarily a function of net interest income, provision for loan losses, non-interest income and non-interest expense. Our net income available to common stockholders is also impacted by income tax expense and dividend payments on our outstanding preferred stock. Because mortgage servicing rights are valued by a third party at the end of each quarter, our estimated net income available to common stockholders does not include the effect of any impairment adjustment.

We expect net interest income for the quarter will be between approximately $60.0 million to $62.0 million. Net interest income is derived from interest, dividends and fees received on our loans, securities and other interest earning assets, less interest costs paid on deposits and other interest bearing liabilities. Our anticipated net interest income for the quarter reflects an estimated net interest margin of 3.95% to 4.05%. Our expected net interest income also reflects the fact that the first quarter includes 90 calendar days of interest earning activity, whereas other quarters include 91 or 92 days.

We anticipate that our provision for loan losses will be between approximately $11.0 million to $12.0 million. Our anticipated loan loss provision for the quarter reflects management’s estimates of the amounts appropriate to maintain adequate balances in our loan loss reserve, in view of internal risk ratings in our loan portfolio and current market and credit conditions affecting our borrowers.

Non-interest income for the quarter is estimated to be between approximately $19.0 million to $20.0 million. A significant component of non-interest income is income from the origination and sale of loans. Origination activity, primarily with respect to residential loans, is not consistent throughout the year and varies among quarters. Our first quarter results will be impacted by changes in long-term interest rates and the seasonality of these originations.

We anticipate that our non-interest expense for the quarter will be between approximately $52.0 million to $54.0 million. Non-interest expense includes various general and administrative operating and other expenses. For the quarter, we believe non-interest expense will be favorably affected by lower levels of anticipated operating costs, including depreciation, which levels are expected to continue through the 2010 fiscal year. As indicated above, the impact of an impairment adjustment for mortgage servicing rights is not included in our estimates of non-interest expense or net income for the quarter.

Finally, our net income available to common stockholders for the quarter will also reflect anticipated income tax expense of $5.0 million to $6.0 million, and dividends to be paid on our outstanding preferred stock of $844,000.

We have presented above estimated financial information for the quarter ending March 31, 2010 based on currently available information. We do not intend to update or otherwise revise these estimates to reflect future events and do not intend to disclose publicly whether our actual results will vary from our estimates other than through the release of actual results in the ordinary course of business. No independent public accounting firm has complied, examined or performed any procedures with respect to the anticipated financial information contained below, nor have they expressed any opinion or other form of assurance on such information or its achievability. These estimates should not be regarded as a representation by us, our management or the underwriters as to our actual results for the quarter. The assumptions and estimates underlying the estimated financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties, including those described under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” contained in our Preliminary Prospectus dated March 10, 2010, included in our Registration Statement on Form S-1 (File No. 333-164380). Accordingly, there can be no assurance that the estimated financial information presented above is indicative of our future performance or that actual results will not differ materially from this estimated financial information. You should not place undue reliance on these estimates.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at (888) 603-5847 or D.A. Davidson & Co. toll-free at (800) 332-5915.

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